Exhibit 14.1

FINANCIAL INFORMATION INTEGRITY POLICY

As a public company, the integrity of SeeBeyond Technology Corporation(SeeBeyond) financial information is paramount.  SeeBeyond’s financial information guides the decisions of the Board of Directors and is relied upon by our shareholders and the financial markets.  For these reasons, we must maintain a workplace where employees who reasonably believe that they are aware of questionable accounting, internal accounting controls, or auditing matters, or the reporting of fraudulent financial information to our shareholders, the government or the financial markets, can raise these concerns free of any harassment, discrimination or retaliation.  Therefore, it is the policy to encourage employees to report those concerns to the General Counsel or to the Sr. Vice President of Human Resources and to prohibit discrimination, retaliation or harassment of any kind against any employee who report such concerns.  Alternatively, any employee may raise those concerns anonymously by sending an anonymous letter to the General Counsel or the Sr. VP of Human Resources.  All reports will be taken seriously and will be promptly investigated.  The specific action taken in any particular case depends on the nature and gravity of the conduct or circumstances reported, and the quality of the information provided.  Where questionable accounting or auditing conduct or practices have occurred, or fraudulent financial information has been reported, those matters will be corrected and, if appropriate, the persons responsible will be disciplined.

Reporting and Investigation

If you have reason to believe that you have become aware of questionable accounting or auditing matters, or the reporting of fraudulent financial information to our shareholders, the government or the financial markets, you must immediately report those facts to your supervisor, or to the General Counsel and/or Sr. VP of Human Resources.  You may then be requested to document your report in writing.  If you later believe that you have been subject to discrimination, retaliation or harassment for having made a report under this policy, you must immediately report those facts to your supervisor or the Human Resources Department, or both.  If, for any reason, you do not feel comfortable discussing the matter(s) with your supervisor, you should bring the matter(s) to the attention of the Human Resources Department or to your second-tier supervisor.  If you have reason to believe that all those individuals are involved in these matters you should report those facts to the Audit Committee of the Board of Directors.  It is imperative that you bring the matter(s) to the Company’s attention promptly so that any concern of discrimination, retaliation or harassment can be investigated and addressed promptly and appropriately.

You may also report your concerns anonymously by sending an anonymous letter to the General Counsel or the Sr. VP of Human Resources.

All complaints under this policy will be promptly and thoroughly investigated, and all information disclosed during the course of the investigation will remain confidential, except as necessary to conduct the investigation and take any remedial action, in accordance with applicable law.  All employees and supervisors have a duty to cooperate in the investigation of reports of any conduct covered by this policy.  In addition, an employee will be subject to disciplinary action, including the termination of their employment, if the employee fails to cooperate in an investigation, or deliberately provides false information during an investigation.  If, at the conclusion of its investigation, the Company determines that a violation of policy has occurred, the Company will take remedial action commensurate with the severity of the offense.  This action may include disciplinary action against the accused party, up to and including termination.  Reasonable and necessary steps will also be taken to prevent any further violations of policy.

Discrimination, Retaliation or Harassment

SeeBeyond strictly prohibits any discrimination, retaliation or harassment against any person who reports incidents of questionable accounting or auditing matters, or the reporting of fraudulent financial information, based on the person’s reasonable belief that such misconduct occurred.  The Company also strictly prohibits any discrimination, retaliation or harassment against any person who participates in an investigation of such complaints.

Any complaint that any managers, supervisors, or employees are involved in discrimination, retaliation or harassment related to the reporting or investigation of questionable accounting or auditing matters, or the reporting of fraudulent financial information, will be promptly and thoroughly investigated in accordance with the Company’s investigation procedures.  If a complaint of discrimination, retaliation or harassment is substantiated, appropriate disciplinary action, up to and including discharge, will be taken.

Additional Enforcement Information

In addition to the Company’s internal complaint procedure, employees should also be aware that certain federal and state law enforcement agencies are authorized to review questionable accounting or auditing matters, or potentially fraudulent reports of financial information.  The Company’s policies and practices have been developed as a guide to our legal and ethical responsibilities to achieve and maintain the highest business standards. Conduct which violates the Company’s policies will be viewed as unacceptable under the terms of employment at SeeBeyond.  Certain violations of the Company’s policies and practices could even subject the Company and/or the individual employee(s) involved to civil and/or criminal penalties.  Before issues or behavior can rise to that level, employees are encouraged to report questionable accounting or auditing matters, suspicion of fraudulent financial information, or discrimination, retaliation or harassment related to such reports.  Nothing in this policy is intended to prevent an employee from reporting information to the appropriate agency when the employee has reasonable cause to believe that the violation of a federal or state statute or regulation has occurred.

Modification

SeeBeyond can modify this policy unilaterally at any time without notice.  Modification may be necessary, among other reasons, to maintain compliance with State and Federal regulations and/or accommodate organizational changes within the Company.